                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                drkoop.com,Inc.
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                              (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                   262098106
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                                 (CUSIP Number)

                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 262098106                   13G                      PAGE 2 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Superior Consultant Holdings Corporation/38-3306717
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Delaware
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    Number of
                           5       Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------


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CUSIP NO. 262098106                   13G                      PAGE 3 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Richard D. Helppie/N/A
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  DRKOOP.COM, INC.


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  7000 NORTH MOPAC EXPRESSWAY, SUITE 400
                  AUSTIN, TEXAS 78731


ITEM 2(a).        NAME OF PERSON FILING:

                  THIS AMENDMENT NO. 1 TO SCHEDULE 13G RELATING TO THE SHARES OF COMMON STOCK OF DRKOOP.COM, INC. IS BEING FILED BY SUPERIOR CONSULTANT HOLDINGS CORPORATION AND RICHARD D. HELPPIE (THE "REPORTING PERSONS") TO REPORT THE FACT THAT THE REPORTING PERSONS HAVE CEASED TO BENEFICIALLY OWN MORE THAN 5% OF THE ISSUER'S COMMON STOCK. REFERENCE IS MADE TO THE SCHEDULE 13G FILED BY THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 2000. ITEMS NOT INCLUDED IN THIS AMENDMENT NO. 1 ARE EITHER NOT AMENDED OR ARE NOT APPLICABLE.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  THE ADDRESS FOR MR. HELPPIE IS:
                  C/O SUPERIOR CONSULTANT HOLDINGS CORPORATION
                  4000 TOWN CENTER, SUITE 1100, SOUTHFIELD, MICHIGAN 48075

ITEM 2(c).        CITIZENSHIP:

                  MR. HELPPIE:  U.S. CITIZEN
                  SUPERIOR:     DELAWARE

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE

ITEM 2(e).        CUSIP NUMBER:

                  262098106

ITEM 3.           FILING PURSUANT TO RULE 13d-1(b), or 13d-2(b) OR (c):

                  NOT APPLICABLE

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ITEM 4.           OWNERSHIP.
         (a)      Amount beneficially owned:
                  Superior: 0 shares
                  Mr. Helppie: 0 shares

         (b)      Percent of class:
                  Superior: 0 %
                  Mr. Helppie: 0 %

         (c)      Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote
                        Superior: 0 shares
                        Mr. Helppie: 0 shares

                  (ii)  Shared power to vote or to direct the vote
                        Superior: 0 shares
                        Mr. Helppie: 0 shares

                  (iii) Sole power to dispose or to direct the disposition of
                        Superior: 0 shares
                        Mr. Helppie: 0 shares

                  (iv)  Shared power to dispose or to direct the disposition of
                        Superior: 0 shares
                        Mr. Helppie: 0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ X ].

         Instruction.  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable

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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable

ITEM 10. CERTIFICATIONS.

         Not Applicable


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001
                                       SUPERIOR CONSULTANT HOLDING CORPORATION
                                       By: /s/ Richard D. Helppie
                                           ----------------------
                                           Richard D. Helppie
                                           Chief Executive Officer


Dated: February 14, 2001


                                       /s/ Richard D. Helppie
                                       ----------------------
                                       Richard D. Helppie